TAHOE RESOURCES REPORTS END TO LA CUCHILLA HOME PURCHASE PROTEST

VANCOUVER, British Columbia – November 22, 2016 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO; NYSE: TAHO) today announced that a previously reported protest involving approximately 25 people outside the Company’s Escobal mine in Guatemala has reached a voluntary end. The protest related to the Company’s La Cuchilla home purchase program (the “Program”), which was introduced by Tahoe as a humanitarian act to support the La Cuchilla community as well as the local government. The end of the protest follows discussions between officials of Minera San Rafael, the Company’s subsidiary in Guatemala, and the protesters, with the resulting resolution involving no material changes to the terms of the Program. Production at Escobal has remained at normal levels throughout the protest and the Company continues to target over 20 million ounces of silver production for the full-year 2016.

Ron Clayton, President and CEO of Tahoe, commented: “We are very pleased to have resolved the protest through dialogue and constructive engagement within the framework of our existing home purchase program. Since discussions with the protesters began, we have endeavored to balance respect for the peoples’ right to peacefully protest with our employees’ right to work, always prioritizing personal safety. We would like to thank the La Cuchilla community, the Mayor of San Rafael and a number of government agencies for working with us to resolve the situation in a cooperative and respectful manner.”

The La Cuchilla community is centered approximately half a kilometer from the Escobal mine. Due to unstable soil and steep topography, commonly seen in many parts of Guatemala, the country’s National Coordinator for the Reduction of Disasters (“CONRED”) recently declared the La Cuchilla village to be high risk. To assist local authorities in re-locating residents, last summer the Company volunteered to acquire homes identified as most at risk by CONRED at prices well above current market levels. To date, approximately 70% of the residents living in these homes have accepted the Company’s home purchase offer and the resolution reached between the Company and community will facilitate the relocation of the remaining residents. The Company does not need the acquired land for any reason other than providing economic relief to at-risk residents.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:
Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298